UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Shanghai Century Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

G80637104

(CUSIP Number)

Arnar Már Jóhannesson Atorka Group hf. Hlídasmári 1, 201 Kópavogur Iceland Tel: + 354 540 6200	Copy to: A. Peter Harwich Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 +1-212-610-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box☐

CUSIP No. G80637104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Atorka Group hf.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Iceland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,351,195

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,351,195

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,351,195

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.86%

14.	Type of Reporting Person (See Instructions) CO

AMENDMENT NO. 12 TO

SCHEDULE 13D

Reference is made to the statement on Schedule 13D filed on July 23, 2007, Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 27, 2007, Amendment No. 3 thereto filed on September 13, 2007, Amendment No. 4 thereto filed on September 18, 2007, Amendment No. 5 thereto filed on September 19, 2007, Amendment No. 6 thereto filed September 24, 2007, Amendment No. 7 thereto filed on September 25, 2007, Amendment No. 8 thereto filed on September 27, 2007, Amendment No. 9 thereto filed on October 12, 2007, Amendment No. 10 thereto filed on October 31, 2007, and Amendment No. 11 thereto filed on November 26, 2007 (as so amended, the Schedule 13D) on behalf of Atorka Group hf. (Atorka), a company organized under the laws of the Republic of Iceland. All capitalized terms used without definition herein have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 12 to the Schedule 13D amends and restates Item 3 and Item 5 of the Schedule 13D in their entirety as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Atorka purchased 312,500 shares of the Common Stock and the warrants in the Issuer’s initial public offering on April 25, 2006 for an aggregate purchase price of $2,500,000.  The remainder of the shares of the Common Stock and the warrants were purchased in the open market, and the amount of funds used in the purchases was approximately $34,478,807.  All funds used in these purchases were derived from Atorka’s working capital.  Shares of the Common Stock and the warrants purchased in the past sixty days are set forth in Item 5.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)  As of December 19, 2007, Atorka directly or indirectly beneficially owns 4,351,195 shares, or approximately 24.86%, of the Issuer’s Common Stock.  The percentage owned by Atorka is calculated based on 17,500,000 shares of the Issuer’s Common Stock outstanding as reported in the quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2007, which was filed with the SEC on November 16, 2007, which represents the most recent available public filing containing such information.

Atorka is also a holder of 1,172,100 units of redeemable warrants of the Issuer.  Each warrant entitles Atorka to purchase one ordinary share of the Issuer at a price of $6.00.  The warrants are not currently exercisable and would only become exercisable upon the Issuer’s completion of a stock exchange, asset acquisition or other similar business combination.

(c) The following chart sets forth Atorka’s purchase of the Issuer’s securities in the past sixty days:

Party	Date of Purchase	Number of Units/Shares Purchased	Class of Securities	Price per Unit/Share ($)	Where and How Effected
Atorka	December 19, 2007	118,297	Common Stock	8.237179	Open market purchase
Atorka	December 6, 2007	2,600	Common Stock	8.23	Open market purchase
Atorka	November 30, 2007	58,500	Warrants	1.780759	Open market purchase
Atorka	November 30, 2007	112,658	Common Stock	8.210241	Open market purchase
Atorka	November 21, 2007	122,980	Common Stock	8.206059	Open market purchase
Atorka	November 16, 2007	52,400	Warrants	1.9495	Open market purchase

Atorka	November 14, 2007	52,047	Common Stock	8.047	Open market purchase
Atorka	November 8, 2007	74,500	Warrants	2.0558	Open market purchase
Atorka	November 8, 2007	69,243	Common Stock	8.14	Open market purchase
Atorka	October 29, 2007	69,400	Common Stock	8.2531	Open market purchase

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of December 19, 2007 that the information set forth in this statement is true, complete and correct.

Atorka Group hf.

/s/ Arnar Már Jóhannesson
Name:	Arnar Már Jóhannesson
Title:	Chief Financial Officer